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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                Dana Corporation
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                            ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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            The purpose of this amendment is to amend and supplement Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended, and to add an additional Exhibit and revise the Exhibit Index accordingly.
            .

Item 9.     Exhibits.
            --------

Exhibit No.    Description
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 (a) (10)       Transcript of July 23, 2003 conference call.






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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    DANA CORPORATION

                                    By: /s/ Joseph M. Magliochetti
                                        --------------------------
                                    Joseph M. Magliochetti
                                    Chairman of the Board and
                                    Chief Executive Officer

                                    Dated:  July 25, 2003









                                      -2-

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                                INDEX OF EXHIBITS

Exhibit No.    Description
-----------    -----------------------------------------------------------------

  (a) (10)      Transcript of July 23, 2003 conference call.













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